UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

843611104

(CUSIP Number)

Robert W. Webb, Esq. 225 W. Washington St. Chicago, IL 60606 (312) 372-9500 Glen Miller 200 West Madison Street Chicago, Il 60606 (312) 577-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)
(Page 1 of 8 Pages)

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Cerro Trading Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
9,498,088

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
9,498,088

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,378,088 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 7.7% of Common Stock (as hereinafter defined) outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
SPC Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
1,880,000

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
1,880,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,378,088 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 7.7% of Common Stock (as hereinafter defined) outstanding. See Item 5 below.

14	TYPE OF REPORTING PERSON
CO

Except as specifically amended by Amendment No. 8, all other provisions of Cerro’s Schedule 13D filed on January 2, 1996, as amended by Amendment Nos. 1-7, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Southern Peru Copper Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

On May 19, 2005, Cerro and SPC Investors voluntarily converted, on a share-for-share basis, all of their 11,378,088 shares of the Company’s Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), into an equal number of newly-issued shares of fully paid and non-assessable Common Stock.  Simultaneous with Cerro’s and SPC Investors’ conversion, the other holders of the Class A Common Stock, namely SPHC II Incorporated, Phelps Dodge Overseas Capital Corporation and Climax Molybdenum B.V., voluntarily converted all of their shares of Class A Common Stock, on a share-for-share basis, into an equal number of newly-issued shares of fully paid and non-assessable Common Stock.  In total, 65,900,833 shares of Class A Common Stock were converted into Common Stock. In addition, the Agreement Among Certain Stockholders of the Issuer, dated January 2, 1996, as amended, has terminated as a result of the conversion.

Accordingly, the rights of each holder of Class A Common Stock, including Cerro and SPC Investors, (1) to vote as a separate class with respect to the election of directors of the Issuer, (2) to elect two of the fifteen members of the Board of Directors of the Issuer (3) and to have five votes per share of Class A Common Stock when voting as a single class with the Common Stock on all matters other than the election of directors have been eliminated.

Except as set forth above, neither Cerro nor SPC Investors has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, Cerro and SPC Investors currently beneficially own 9,498,088 and 1,880,000, respectively, shares of Common Stock, representing approximately 6.5% and 1.3%, respectively, of the outstanding shares of Common Stock of the Issuer. As a result of the Registration Rights Agreement, Cerro may be deemed to be the beneficial owner of 11,378,088 shares of Common Stock, representing approximately 7.7% of the outstanding shares of Common Stock of the Issuer, and Cerro and

SPC Investors may be deemed to be a group for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

(b) Cerro has sole power to vote and to dispose of 9,498,088 shares of Common Stock and may be deemed to have shared power to vote and to dispose of 11,378,088 shares of Common Stock. SPC Investors has sole power to vote and to dispose of 1,880,000 shares of Common Stock. Each share of Common Stock has one vote per share on all matters submitted to a vote of stockholders. Except as set forth herein, neither Cerro, nor SPC Investors nor, to the best of its knowledge, any other individuals named in Appendix A or Appendix B to this Schedule 13D, beneficially owns any shares of Common Stock.

(c) None, except for Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material To Be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of May 25, 2005, between Cerro Trading Company, Inc. and SPC Investors, L.L.C.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2005	CERRO TRADING COMPANY, INC.

	By:	/s/ Robert W. Webb

	Name:	Robert W. Webb
	Title:	Secretary and General Counsel

SPC INVESTORS, LLC

	By:	/s/ Thomas J. Pritzker

	Name:	Thomas J. Pritzker, solely in his
capacity as trustee and not in his individual capacity
	Title:	Trustee
By:	/s/ Karl J. Breyer

Name:	Karl J. Breyer, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

By:	/s/ Marshall E. Eisenberg

Name:	Marshall E. Eisenberg, solely in his
capacity as trustee and not in his individual capacity
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement, dated as of May 25, 2005, between Cerro Trading Company, Inc. and SPC Investors, L.L.C.